

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 29, 2015

Thomas Winmill
Chief Executive Officer
Dividend and Income Fund
11 Hanover Square
New York, NY 10005

>   **Re: Dividend and Income Fund**
>   **Registration Statement on Form N-2**
>   **Filed March 31, 2015**
>   **File No. 333-203126**

Dear Mr. Winmill:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee Under the Securities Act of 1933

1. We note your prospectus contemplates issuing Rights to existing shareholders, and potentially to others. Please revise your Calculation of Registration Fee table to include these rights or tell us why the Rights issuance would not require registration.

Prospectus Cover Page

2. Please include the table required by Item 1.g of Form N-2 and confirm that it will be updated in any prospectus supplement, as appropriate.

3. We note your statement that the rights offerings may be offered at a price below the then current NAV, subject to certain conditions. Please tell us these conditions.

4. On your cover page you state the Fund may invest in "high yield, high risk securities which are rated below investment grade." Please disclose that these securities are commonly referred to as "junk."

5. If accurate, please confirm that the Fund does not intend to issue preferred stock within twelve months of effectiveness. Otherwise, please provide appropriate strategy and risk disclosure relating to the Fund's issuance of preferred stock.

Prospectus Summary, page 1

6. The page 7 discussion under "Sale of Covered Call Options" is strategy disclosure and should be relocated to an appropriate section. Also, please confirm that the sale of covered calls is the only derivative strategy the Fund will use as part of its principal strategy, or provide appropriate strategy and risk disclosure for all types of derivatives and their use in executing principal strategies. In this respect the disclosure on page 9 under "Counterparty Risk" suggests you are engaging in activities beyond writing covered calls. Please revise as necessary. For guidance, please consider the letter from Barry Miller, Associate Director, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2013 and Division of Investment Management, IM Guidance Update, No. 2013-05 (July 2013).

7. Please revise the page 9 disclosure under "Distribution Policy Risk" to explain that distributions may in part consist of return of capital and address the tax consequences to shareholders.

Fees and Expenses, page 13

8. Please revise footnote three for clarity. Please use clear language to distinguish the calculation required by the Fees and Expenses table with the actual management fee based on managed assets. Also, to the extent a management fee based on managed assets creates an incentive to add leverage, please add appropriate risk disclosure.

9. Please revise to use actual expenses where appropriate. In this regard we note references to "estimated costs of borrowings" in footnote four and "estimated amounts" in footnote five.

10. Please tell us why you disclose "none" for Acquired Fund Fees and Expenses, in light of your strategy disclosure addressing investments in other funds.

Investment Objectives, Policies, and Strategies, page 17

11. On page 18 under Investment Strategy you set forth considerations for selecting income generating equity securities and debt securities. Please also address how you choose between these categories when making investment decisions.

12. Starting on page 19 you provide additional information about "some" of the securities in which you may invest and techniques you may employ. On page 24 you discuss "Other Investment Practices." Item 8 focuses on the types of securities in which you invest principally and significant investment techniques you employ. Please review your disclosure to confirm it is necessary and concise.

13. We note references on page 21 and elsewhere to business development companies. Please provide BDC-specific risk disclosure.

14. On page 24 you state you currently anticipate "engaging primarily, if at all, in the sale of covered call options and the purchase of puts and call options." (Emphasis added) Please revise the discussion under Options Trading to be clear, concise and understandable. For example the emphasized language should be revised to more clearly state your intentions.

15. With respect to your disclosure under "Other Investment Practices" starting on page 24, please clarify what, if anything in this section is part of your principal investment strategy. Any principal strategy should be moved forward in your disclosure as this section appears to focus on non-principal strategies.

16. Please clarify whether you will invest in emerging market securities and address whether an issuer's market capitalization will factor into your investment decisions. If so, please provide appropriate strategy and risk disclosure. In this respect we note your "Securities of Small and Mid-Capitalization Companies" disclosure on page 8.

17. Please clarify whether there is a duration or maturity strategy for the debt. If so, please provide appropriate strategy and risk disclosure.

Distribution Policy, page 39

18. We note your disclosure on page 12 that you have a managed distribution policy to provide shareholders with a relatively stable cash flow, that distributions may include return of capital, and that distributions do not represent yield or investment return. Please include similar statements in your Distribution Policy. Also, please advise whether your advertising materials reference yield and if so, tell us how yield is calculated.

19. Your Financial Highlights on page 14 indicate you have a history of returning capital and your existing disclosure suggests you may continue to do so, in order to stabilize distributions and reduce the spread between your NAV and share price. We also note a March 2, 2015 press release, available on your website, indicates that 46% of your

quarterly distribution for the period ended March 31 represented a return of capital. Please update your Risk Factors and Tax disclosures to provide greater historical context to your distribution-related discussions.

Description of the Securities, page 45

20. We note disclosure starting on page 48 addressing various provisions in your Declaration of Trust and Bylaws that appear to limit shareholder rights in significant respects and in ways that are unrelated to a Change in Control. Specifically we note references to fee-shifting, mandatory arbitration of certain claims, and limitations on a shareholder's ability to bring certain actions. For each type of provision, please:
   - tell us the legal basis under state law and, if applicable – federal securities law, for including such provision;
   - disclose the degree to which you believe such provisions are, or will continue to be, enforceable; and,
   - revise your disclosure to address these provisions in clear, concise and understandable language under an appropriate heading.

Statement of Additional Information

Investment Restrictions, page 26

21. This section does not address your policies with respect to short sales, margin purchases and the writing of put and call options. Please revise to provide the disclosure requested by Item 17.2.b. If this information is disclosed elsewhere, please relocate it here.

22. We note your concentration policy references "activities in the same industry." Please revise to reference "group of industries" as well.

Part C. Other Information

Exhibits

23. Please understand that we may have additional comments on your legality opinion once it has been filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-3393.

Sincerely,

/s/ Jay Williamson

Jay Williamson
Senior Counsel

cc: Pamela M. Krill
        Godfrey & Kahn, S.C.

cc: Pamela Krill

Godfrey & Kahn, S.C.